EXHIBIT 99.6

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Phililppe Groleau, P. Eng.

300, 3e avenue Est

Val d’Or, QC

Tel: (819) 651-1099

Email: Philippe.Groleau@eldoradogold.com

I, Philippe Groleau, am a Professional Engineer, employed as Senior Strategic Planner, of Eldorado Gold (Québec) Inc., (a wholly owned subsidiary of Eldorado Gold Corporation) located at 300, 3e avenue Est, Val d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31 , 2024.

I am a member of the Order of Engineer of Québec. I graduated from Université Laval in Bachelor of Mining Engineering in 2012 and MBA from Université du Québec en Abitibi- Témiscamingue (UQAT) in 2020.

I have practiced my profession continuously since 2012 and have worked for Osisko Mining and Agnico-Eagle, IAMGOLD, Eldorado Gold Corp and Sayona Mining, in open pit and underground mines for gold and lithium minerals.

I have experience in underground narrow vein mining for gold deposit working previously at the Lamaque mine, Westwood mine and Windfall project, as well as Barkerville Gold Mines. I contributed in the past to multiple technical studies varying from PEA to DFS level.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects/Regulation 43-101 (“National Instrument 43-101”).

I currently work at the Ormaque Project daily and supervise the bulk sample campaign, visiting the underground workings on a weekly basis. My last site personal inspection was completed on January 20, 2025 (1 day).

I was responsible for coordinating the preparation of the technical report. I am responsible for items 12.2.5, 15.3, 16, 18.6, 21, 24.15 and 24.16 specific to the Ormaque deposit in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled Lamaque Complex Technical Report with an effective date of December 31, 2024, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 27th day of January, 2025.

“Signed and Sealed”

Philippe Groleau

Philippe Groleau, Eng.,